September 30, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                                         Sonia Bednarowski

Dietrich King

Keira Nakada

Kevin Vaughn

Re:                   Acceleration Request for Aprea Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-233662)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Aprea Therapeutics, Inc. (the “Company”) with respect to the effective time of the above-referenced Registration Statement so that it will become effective at 4:00 P.M., Eastern Time or as soon thereafter as practicable, on October 2, 2019, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that, during the period from September 23, 2019 to the date of this letter, we have effected the distribution of approximately 1,860 copies of the preliminary prospectus, dated September 23, 2019, to prospective underwriters, dealers, institutions, and others.

We were advised on September 13, 2019 by the Corporate Financing Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

J.P. MORGAN SECURITIES LLC
MORGAN STANLEY & CO. LLC
RBC CAPITAL MARKETS, LLC

on behalf of themselves and as representatives of the Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
Name:Benjamin Burdett
Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Kalli Dircks
Name:Kalli Dircks
Title: Executive Director

RBC CAPITAL MARKETS, LLC

By:	/s/ Jennifer Caruso
Name:Jennifer Caruso
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]